Condensed Consolidating Financial Information

AEGON N.V. (“AEGON NV”) has fully and unconditionally guaranteed all of the outstanding public indebtedness of Transamerica Finance Corporation (“TFC”), a wholly owned subsidiary of AEGON NV. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV, (ii) TFC, (iii) other subsidiaries of AEGON NV, (iv) the eliminations necessary to arrive at the information for AEGON NV on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of June 30, 2003 and December 31, 2002 and 2001 and the condensed consolidating income statements and cash flow statements are shown for the six months ended June 30, 2003 and 2002 and for the years ended December 31, 2002, 2001 and 2000. This supplemental information should be read in conjunction with the financial statements for the six months ended June 30, 2003 and 2002 included in a report furnished by AEGON NV on Form 6-K on September 30, 2003 and the financial statements included in AEGON NV’s annual report on Form 20-F for the year ended December 31, 2002. The information is prepared in accordance with accounting principles generally accepted in The Netherlands (“DAP”) and accompanied by a reconciliation to accounting principles generally accepted in the United States (“US GAAP”).

The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. Since TFC is included in the consolidated AEGON financial statements following the equity method of accounting, and not consolidated, these individual line item amounts have been eliminated in the elimination column. In the AEGON financial statements, TFC was reported as a component of Transamerica non-insurance, which included additional parent company interest charges. A further description of the adjustments in the reconciliation from DAP to US GAAP can be found in note 5 of the notes to consolidated financial statements in the annual report on Form 20-F for the year ended December 31, 2002.

Exchange rate EUR/USD
June 30, 2003	1.1427
December 31, 2002	1.0487
December 31, 2001	0.8813

Weighted average exchange rate EUR/USD
Six months ended June 30, 2003	1.1050
Year ended December 31, 2002	0.9468
Six months ended June 30, 2002	0.8974
Year ended December 31, 2001	0.8954
Year ended December 31, 2000	0.9235

The condensed consolidating balance sheets as at June 30, 2003 and December 31, 2002 and 2001 are shown below:

As at June 30, 2003 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Investments	307		132,536	(3,525)	129,318
Group companies and participations	17,309		2,401	(16,559)	3,151
Investments for the account of policyholders			97,934		97,934
Other assets	2,129	7,087	12,879	(11,973)	10,122

Total assets	19,745	7,087	245,750	(32,057)	240,525

Shareholders’ equity	13,607	755	14,371	(15,126)	13,607
Capital securities	1,517		450		1,967
Subordinated (convertible) loans	579				579

	15,703	755	14,821	(15,126)	16,153
Technical provisions			100,650		100,650
Technical provisions with investments for the account of policyholders			97,934		97,934
Other liabilities	4,042	6,332	32,345	(16,931)	25,788

Total shareholders’ equity and liabilities	19,745	7,087	245,750	(32,057)	240,525

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	13,607	755	14,371	(15,126)	13,607

Adjustments for:
Real estate			(785)		(785)
Debt securities - valuation			5,697		5,697
Debt securities - realized gains and (losses)			1,210		1,210
Derivatives	52	(2)	(943)		(893)
Goodwill		227	3,165		3,392
Technical provisions, including DPAC			(2,295)		(2,295)
Deferred taxation, including taxation on US GAAP adjustments	(18)		(1,700)		(1,718)
Balance of other items	(2)	(35)	197		160
TFC and Other Subsidiaries	4,736			(4,736)	0

Shareholders’ equity in accordance with US GAAP	18,375	945	18,917	(19,862)	18,375

As at December 31, 2002 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Investments	352		132,297	(2,041)	130,608
Group companies and participations	17,825		2,683	(16,952)	3,556
Investments for the account of policyholders			94,728		94,728
Other assets	2,562	8,142	13,095	(14,485)	9,314

Total assets	20,739	8,142	242,803	(33,478)	238,206

Shareholders’ equity	14,231	875	11,591	(12,466)	14,231
Capital securities	1,517		491		2,008
Subordinated (convertible) loans	616				616

	16,364	875	12,082	(12,466)	16,855
Technical provisions			102,914		102,914
Technical provisions with investments for the account of policyholders			94,728		94,728
Other liabilities	4,375	7,267	33,079	(21,012)	23,709

Total shareholders’ equity and liabilities	20,739	8,142	242,803	(33,478)	238,206

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	14,231	875	11,591	(12,466)	14,231

Adjustments for:
Real estate			(804)		(804)
Debt securities - valuation			3,411		3,411
Debt securities - realized gains and (losses)			245		245
Derivatives	(2)		(748)		(750)
Goodwill		247	3,125		3,372
Technical provisions, including DPAC			(999)		(999)
Deferred taxation, including taxation on US GAAP adjustments	1		(1,141)		(1,140)
Balance of other items		(31)	19		(12)
TFC and Other Subsidiaries	3,324			(3,324)	0

Shareholders’ equity in accordance with US GAAP	17,554	1,091	14,699	(15,790)	17,554

As at December 31, 2001 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Investments	435		137,920	(190)	138,165
Group companies and participations	18,340		1,944	(17,004)	3,280
Investments for the account of policyholders			113,272		113,272
Other assets	3,089	11,192	14,431	(19,368)	9,344

Total assets	21,864	11,192	267,567	(36,562)	264,061

Shareholders’ equity	15,923	1,273	10,577	(11,850)	15,923
Capital securities	1,517		584		2,101
Subordinated (convertible) loans	670				670

	18,110	1,273	11,161	(11,850)	18,694
Technical provisions			107,251		107,251
Technical provisions with investments for the account of policyholders			113,272		113,272
Other liabilities	3,754	9,919	35,883	(24,712)	24,844

Total shareholders’ equity and liabilities	21,864	11,192	267,567	(36,562)	264,061

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	15,923	1,273	10,577	(11,850)	15,923

Adjustments for:
Real estate			(847)		(847)
Debt securities - valuation			933		933
Debt securities - realized gains and (losses)			189		189
Derivatives	(92)	6	(43)		(129)
Goodwill		339	5,579		5,918
Technical provisions, including DPAC			689		689
Deferred taxation, including taxation on US GAAP adjustments	32		(1,052)		(1,020)
Balance of other items		(93)	(732)		(825)
TFC and Other Subsidiaries	4,968			(4,968)	0

Shareholders’ equity in accordance with US GAAP	20,831	1,525	15,293	(16,818)	20,831

The condensed consolidating income statements for the six months ended June 30, 2003 and 2002 and for the years ended December 31, 2002, 2001 and 2000 are presented below:

Six months ended June 30, 2003 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Revenues
Gross premiums			10,190		10,190
Investment income	862		4,239	(863)	4,238
Income from banking activities			185		185
TFC revenues		705		(705)	0

Total revenues	862	705	14,614	(1,568)	14,613

Benefits and expenses
Premiums to reinsurers			1,008		1,008
Benefits paid and provided			9,326		9,326
Profit sharing and rebates			92		92
Commissions and expenses for own account	18		2,596		2,614
Interest	(11)		360	(27)	322
Miscellaneous income and expenditure	(8)		310		302
TFC expenses		441		(441)	0

Total benefits and expenses	(1)	441	13,692	(468)	13,664

Income before tax	863	264	922	(1,100)	949
Corporation tax	(4)	(68)	(255)	68	(259)
Transamerica non-insurance				169	169

Net income	859	196	667	(863)	859

Reconciliation to US GAAP

Net income determined in accordance with DAP	859	196	667	(863)	859

Adjustments for:
Real estate			(21)		(21)
Debt securities - valuation
Debt securities - realized gains and (losses)			768		768
Derivatives	(10)	(2)	(38)		(50)
Goodwill
Technical provisions, including DPAC			(172)		(172)
Realized gains and (losses) on real estate and shares, including reversal of indirect income			(562)		(562)
Deferred taxation, including taxation on US GAAP adjustments	(19)		(99)		(118)
Balance of other items	(2)	(10)	127		115
TFC and Other Subsidiaries	(9)			9	0

Net income in accordance with US GAAP	819	184	670	(854)	819

Six months ended June 30, 2002 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Revenues
Gross premiums			11,219		11,219
Investment income	718		4,843	(704)	4,857
Income from banking activities			190		190
TFC revenues		803		(803)	0

Total revenues	718	803	16,252	(1,507)	16,266

Benefits and expenses
Premiums to reinsurers			861		861
Benefits paid and provided			10,828		10,828
Profit sharing and rebates			108		108
Commissions and expenses for own account	17		2,640		2,657
Interest	(59)		455	(31)	365
Miscellaneous income and expenditure	(21)		478		457
TFC expenses		679		(679)	0

Total benefits and expenses	(63)	679	15,370	(710)	15,276

Income before tax	781	124	882	(797)	990
Corporation tax	(18)	(37)	(265)	37	(283)
Transamerica non-insurance				56	56

Net income	763	87	617	(704)	763

Reconciliation to US GAAP

Net income determined in accordance with DAP	763	87	617	(704)	763

Adjustments for:
Real estate			(26)		(26)
Debt securities - valuation
Debt securities - realized gains and (losses)			(59)		(59)
Derivatives	(45)	(1)	105		59
Goodwill		(48)	(1,247)		(1,295)
Technical provisions, including DPAC			(6)		(6)
Realized gains and (losses) on real estate and shares, including reversal of indirect income			(1,049)		(1,049)
Deferred taxation, including taxation on US GAAP adjustments	(89)		120		31
Balance of other items	(30)	(6)	321		285
TFC and Other Subsidiaries	(1,896)			1,896	0

Net income in accordance with US GAAP	(1,297)	32	(1,224)	1,192	(1,297)

Year ended December 31, 2002 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Revenues
Gross premiums			21,356		21,356
Investment income	1,537		9,346	(1,511)	9,372
Income from banking activities			416		416
TFC revenues		1,509		(1,509)	0

Total revenues	1,537	1,509	31,118	(3,020)	31,144

Benefits and expenses
Premiums to reinsurers			2,532		2,532
Benefits paid and provided			19,774		19,774
Profit sharing and rebates			189		189
Commissions and expenses for own account	38		5,174		5,212
Interest	(96)		890	(64)	730
Miscellaneous income and expenditure	(1)		859		858
TFC expenses		1,347		(1,347)	0

Total benefits and expenses	(59)	1,347	29,418	(1,411)	29,295

Income before tax	1,596	162	1,700	(1,609)	1,849
Corporation tax	(49)	(47)	(304)	47	(353)
Transamerica non-insurance				51	51

Net income	1,547	115	1,396	(1,511)	1,547

Reconciliation to US GAAP

Net income determined in accordance with DAP	1,547	115	1,396	(1,511)	1,547

Adjustments for:
Real estate			(48)		(48)
Debt securities - valuation
Debt securities - realized gains and (losses)			8		8
Derivatives	(228)	(5)	265		32
Goodwill		(45)	(1,920)		(1,965)
Technical provisions, including DPAC			(155)		(155)
Realized gains and (losses) on real estate and shares, including reversal of indirect income			(2,251)		(2,251)
Deferred taxation, including taxation on US GAAP adjustments	(32)		207		175
Balance of other items	(30)	(8)	367		329
TFC and Other Subsidiaries	(3,585)			3,585	0

Net income in accordance with US GAAP	(2,328)	57	(2,131)	2,074	(2,328)

Year ended December 31, 2001 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Revenues
Gross premiums			21,578		21,578
Investment income	2,369		9,901	(2,337)	9,933
Income from banking activities			384		384
TFC revenues		1,923		(1,923)	0

Total revenues	2,369	1,923	31,863	(4,260)	31,895

Benefits and expenses
Premiums to reinsurers			1,859		1,859
Benefits paid and provided			20,731		20,731
Profit sharing and rebates			248		248
Commissions and expenses for own account	18		4,556		4,574
Interest	(116)		1,041	(63)	862
Miscellaneous income and expenditure	(22)		400		378
TFC expenses		1,781		(1,781)	0

Total benefits and expenses	(120)	1,781	28,835	(1,844)	28,652

Income before tax	2,489	142	3,028	(2,416)	3,243
Corporation tax	(92)	(7)	(826)	7	(918)
Transamerica non-insurance				72	72

Net income	2,397	135	2,202	(2,337)	2,397

Reconciliation to US GAAP

Net income determined in accordance with DAP	2,397	135	2,202	(2,337)	2,397

Adjustments for:
Real estate			(61)		(61)
Debt securities - valuation
Debt securities - realized gains and (losses)			276		276
Derivatives	(92)	4	(148)		(236)
Goodwill		(17)	(479)		(496)
Technical provisions, including DPAC			(96)		(96)
Realized gains and (losses) on real estate and shares, including reversal of indirect income			(1,160)		(1,160)
Deferred taxation, including taxation on US GAAP adjustments	32		386		418
Balance of other items	(84)	(5)	(321)		(410)
TFC and Other Subsidiaries	(1,621)			1,621	0

Net income in accordance with US GAAP	632	117	599	(716)	632

Year ended December 31, 2000 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Revenues
Gross premiums			20,771		20,771
Investment income	2,092		9,573	(2,053)	9,612
Income from banking activities			324		324
TFC revenues		1,112		(1,112)	0

Total revenues	2,092	1,112	30,668	(3,165)	30,707

Benefits and expenses
Premiums to reinsurers			1,819		1,819
Benefits paid and provided			20,648		20,648
Profit sharing and rebates			370		370
Commissions and expenses for own account	11		4,089		4,100
Interest	(10)		849	(43)	796
Miscellaneous income and expenditure	8		127		135
TFC expenses		1,006		(1,006)	0

Total benefits and expenses	9	1,006	27,902	(1,049)	27,868

Income before tax	2,083	106	2,766	(2,116)	2,839
Corporation tax	(17)	(34)	(816)	34	(833)
Transamerica non-insurance				29	29
Labouchere			31		31

Net income	2,066	72	1,981	(2,053)	2,066

Reconciliation to US GAAP

Net income determined in accordance with DAP	2,066	72	1,981	(2,053)	2,066

Adjustments for:
Real estate			(59)		(59)
Debt securities - valuation
Debt securities - realized gains and (losses)			(151)		(151)
Derivatives
Goodwill		(18)	(415)		(433)
Technical provisions, including DPAC			(34)		(34)
Realized gains and (losses) on real estate and shares, including reversal of indirect income			999		999
Deferred taxation, including taxation on US GAAP adjustments			86		86
Balance of other items	(44)	(33)	319		242
TFC and Other Subsidiaries	694			(694)	0

Net income in accordance with US GAAP	2,716	21	2,726	(2,747)	2,716

The condensed consolidating cash flow statements for the six months ended June 30, 2003 and 2002 and for the years ended December 31, 2002, 2001 and 2000 are presented below:

Six months ended June 30, 2003 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities
Net income	859	196	667	(863)	859
Equity in earnings of group companies	(831)			831	0
Increase in technical provisions after reinsurance			3,838		3,838
Annuity deposits			11,669		11,669
Annuity repayments			(7,441)		(7,441)
Other	(2,156)	358	1,326	(358)	(830)

	(2,128)	554	10,059	(390)	8,095

Cash flow (used) in investing activities
Finance receivables originated and purchased		(11,087)		11,087	0
Finance receivables collected and sold		11,210		(11,210)	0
Invested and acquired			(62,548)	1,017	(61,531)
Disposed and redeemed	1,049		55,051	(1,017)	55,083
Change in investments for account of policyholders			(2,763)		(2,763)
Other		7	(1,067)	(7)	(1,067)

	1,049	130	(11,327)	(130)	(10,278)

Cash flow from financing activities
Repurchased and sold own shares	19				19
Dividend paid	(31)	(222)		222	(31)
Other	1,090	(486)	(49)	486	1,041

	1,078	(708)	(49)	708	1,029

Change in liquid assets	(1)	(24)	(1,317)	188	(1,154)

Six months ended June 30, 2002 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities
Net income	763	87	617	(704)	763
Equity in earnings of group companies	(684)			684	0
Increase in technical provisions after reinsurance			3,028		3,028
Annuity deposits			15,642		15,642
Annuity repayments			(8,894)		(8,894)
Other	(296)	444	1,184	(444)	888

	(217)	531	11,577	(464)	11,427

Cash flow (used) in investing activities
Finance receivables originated and purchased		(13,831)		13,831	0
Finance receivables collected and sold		14,333		(14,333)	0
Invested and acquired			(54,035)	602	(53,433)
Disposed and redeemed	112		45,338	(602)	44,848
Change in investments for account of policyholders			(2,810)		(2,810)
Other		222	41	(222)	41

	112	724	(11,466)	(724)	(11,354)

Cash flow from financing activities
Repurchased and sold own shares
Dividend paid	(312)	(71)		71	(312)
Other	392	(1,218)	2	1,218	394

	80	(1,289)	2	1,289	82

Change in liquid assets	(25)	(34)	113	101	155

Year ended December 31, 2002 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities
Net income	1,547	115	1,396	(1,511)	1,547
Equity in earnings of group companies	(1,511)			1,511	0
Increase in technical provisions after reinsurance			4,250		4,250
Annuity deposits			28,419		28,419
Annuity repayments			(18,269)		(18,269)
Other	937	496	(457)	(496)	480

	973	611	15,339	(496)	16,427

Cash flow (used) in investing activities
Finance receivables originated and purchased		(26,327)		26,327	0
Finance receivables collected and sold		26,982		(26,982)	0
Invested and acquired	(3,756)		(103,574)	2,050	(105,280)
Disposed and redeemed	1,760		94,366	(2,050)	94,076
Change in investments for account of policyholders			(4,204)		(4,204)
Other		259	(823)	(259)	(823)

	(1,996)	914	(14,235)	(914)	(16,231)

Cash flow from financing activities
Paid-in capital	2,053				2,053
Dividend paid	(734)	(67)		67	(734)
Other	(330)	(1,460)	(466)	1,460	(796)

	989	(1,527)	(466)	1,527	523

Change in liquid assets	(34)	(2)	638	117	719

Year ended December 31, 2001 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities
Net income	2,397	135	2,202	(2,337)	2,397
Equity in earnings of group companies	(2,337)			2,337	0
Increase in technical provisions after reinsurance			9,820		9,820
Annuity deposits			26,381		26,381
Annuity repayments			(19,059)		(19,059)
Other	462	393	(912)	(393)	(450)

	522	528	18,432	(393)	19,089

Cash flow (used) in investing activities
Finance receivables originated and purchased		(28,454)		28,454	0
Finance receivables collected and sold		29,898		(29,898)	0
Invested and acquired	(2,984)		(97,196)	4,367	(95,813)
Disposed and redeemed	449		87,044	(4,727)	82,766
Change in investments for account of policyholders			(6,961)		(6,961)
Other		841	(1,058)	(841)	(1,058)

	(2,535)	2,285	(18,171)	(2,645)	(21,066)

Cash flow from financing activities
Issuance of common shares	1,685				1,685
Dividend paid	(544)	(28)	(360)	388	(544)
Other	890	(2,772)	89	2,772	979

	2,031	(2,800)	(271)	3,160	2,120

Change in liquid assets	18	13	(10)	122	143

Year ended December 31, 2000 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities
Net income	2,066	72	1,981	(2,053)	2,066
Equity in earnings of group companies	(2,053)			2,053	0
Increase in technical provisions after reinsurance			6,572		6,572
Annuity deposits			25,506		25,506
Annuity repayments			(21,593)		(21,593)
Other	507	634	(2,804)	(634)	(2,297)

	520	706	9,662	(634)	10,254

Cash flow (used) in investing activities
Finance receivables originated and purchased		(31,949)		31,949	0
Finance receivables collected and sold		29,855		(29,855)	0
Invested and acquired	(2,407)		(62,388)	2,914	(61,881)
Disposed and redeemed	2,750		60,664	(4,667)	58,747
Change in investments for account of policyholders			(6,076)		(6,076)
Other		1,717	(918)	(1,717)	(918)

	343	(377)	(8,718)	(1,376)	(10,128)

Cash flow from financing activities
Repurchased and sold own shares	(423)				(423)
Dividend paid	(298)	(61)	(1,753)	1,814	(298)
Other	(127)	(240)	483	240	356

	(848)	(301)	(1,270)	2,054	(365)

Change in liquid assets	15	28	(326)	44	(239)